UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 6, 2013, we issued a press release announcing our financial results for the quarter ended June 30, 2013. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

 (a) None.

 (b) None.

 (c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

 Exhibit 99.1   Press Release, dated August 6, 2013, announcing our financial results for the quarter ended June 30, 2013.


Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)
Dated: August 6, 2013	/s/ Randy A. Ramlo
	Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, dated August 6, 2013, announcing our financial results for the quarter ended June 30, 2013.

Exhibit 99.1


UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. Reports Second Quarter 2013 Results

CEDAR RAPIDS, Iowa - (GLOBE NEWSWIRE) - United Fire Group, Inc. (NASDAQ OMX: UFCS), August 6, 2013 - FOR IMMEDIATE RELEASE

Consolidated Financial Results - Highlights:

<u>**Three Months Ended June 30, 2013**</u>		<u>**Six Months Ended June 30, 2013**</u>	
Operating income[1] per diluted share	$ 0.50	Operating income[1] per diluted share	$ 1.34
Net income per diluted share [2]	$ 0.61	Net income per diluted share[2]	$ 1.49
Net realized investment gains per share[2]	$ 0.11	Net realized investment gains per share[2]	$ 0.15
Catastrophe losses per share[2]	$ 0.36	Catastrophe losses per share[2]	$ 0.48
Combined ratio	99.5%	Combined ratio	95.0%
		Book value per share	$29.00
		Return on equity	10.4%

United Fire Group, Inc. (the "Company") (NASDAQ OMX: UFCS) today reported consolidated operating income[1] of $0.50 for the three-month period ended June 30, 2013 (the "second quarter") and $1.34 per diluted share for the six-month period ended June 30, 2013 ("year-to-date"), compared to operating income of $0.56 and $1.24 per diluted share for the same periods in 2012.

The Company reported consolidated net income, including realized investment gains and losses, of $15.5 million ($0.61 per share) for the second quarter and $37.9 million ($1.49 per share) year-to-date, compared to net income of $14.7 million ($0.58 per share) and $33.9 million ($1.33 per share) for the same periods in 2012.

"2013 continues to meet our expectations," stated Randy Ramlo, President and Chief Executive Officer. "Rate increases remain strong compared to a year ago and policy retention was up slightly for the quarter, which we believe is evidence that we will be able to continue to achieve mid to upper single digit rate increases for the remainder of 2013. Endorsement premiums were up for the quarter and sufficient to offset a slight decline in audit premiums, both of which, remain positive. We continue to see a fair amount of new business opportunities. New business pricing remains steady."

Consolidated net investment income was $29.0 million for the second quarter and $55.5 million year-to-date, an increase of 0.9 percent for the second quarter and a decrease of 4.2 percent year-to-date, compared to net investment income of $28.7 million and $57.9 million for the same periods in 2012.

_____

(1) Operating income (loss) is a commonly used Non-GAAP financial measure of net income (loss) excluding realized investment gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measure and ratios derived from this measure because we believe it better represents the normal, ongoing performance of our business. See *Supplemental Tables Financial Highlights* for a reconciliation of operating income to net income.
(2) Per share amounts are after tax.

Consolidated net realized investment gains were $4.2 million during the second quarter and $6.1 million year-to-date, compared to consolidated net realized investment gains of $0.6 million and $3.4 million for the same periods in 2012.

Consolidated net unrealized investment gains, net of tax, totaled $116.2 million as of June 30, 2013, a decrease of $27.9 million or 19.4 percent from December 31, 2012. The decrease in unrealized gains was driven by a decrease in the fixed maturity portfolios due to rising interest rates, partially offset by an increase in the fair value of the equity portfolios.

"Interest rates began to rise during the latter half of the second quarter," stated Ramlo. "As a result, we experienced a decline in our bond portfolios; however, both realized and unrealized gains in our equity portfolios were instrumental in off-setting some of the decline in bond values. Our investment portfolios remain well-structured to perform well during periods of rising interest rates."

Total consolidated assets as of June 30, 2013 were $3.7 billion, which included $3.0 billion of invested assets. The Company's book value was $29.00 per share, which is an increase of $0.10 per share or 0.3 percent from December 31, 2012 and is primarily attributed to net income of $37.9 million offset by a decrease in net unrealized investment gains of $27.9 million, net of tax, during the first half of 2013 and by stockholder dividends of $8.3 million.

"Book value at the end of first quarter 2013 was $30.01," stated Ramlo, "so we actually experienced a decline in book value from quarter to quarter due to increasing interest rates. This decline in book value was small, expected and temporary since rising interest rates will also have a direct long term impact of increasing net investment income as well as improving earnings per share and return on equity."

The annualized return on equity was 10.4 percent as of June 30, 2013.

P&C Segment

Net income for the property and casualty insurance segment, including realized investment gains and losses, totaled $13.2 million ($0.52 per diluted share) for the second quarter and $33.9 million ($1.33 per diluted share) year-to-date compared to net income of $13.4 million ($0.52 per diluted share) and $30.0 million ($1.17 per diluted share) for the same periods in 2012.

Net premiums earned increased 10.8 percent to $170.5 million in the second quarter, compared to $153.9 million in the same period in 2012. Year-to-date, net premiums earned also increased 10.8 percent to $333.2 million, compared to $300.7 million in the same period in 2012.

"Commercial lines renewal pricing increased slightly in some regions and decreased slightly in other regions, with average percentage increases in the mid-single digits on most small and mid-market accounts," stated Ramlo. "We continue to see double digit increases on under-performing accounts. Our personal lines pricing environment remains unchanged. Personal lines renewal rates are in the mid- to high single-digits, especially in catastrophe exposed areas of the country. We continue to evaluate the terms and conditions of both new business and renewal policies in an effort to appropriately match the degree of risk assumed with premiums."

Catastrophe losses totaled $14.2 million ($0.36 per share after tax) for the second quarter, compared to $12.0 million ($0.30 per share after tax) for the same period in 2012. Year-to-date, catastrophe losses totaled $18.7 million ($0.48 per share after tax), compared to $26.1 million ($0.66 per share after tax) for the same period of 2012.

"Catastrophe losses were up slightly in the second quarter, but well within our expectations," stated Ramlo. "Year-to-date, catastrophe losses were significantly less than at mid-year 2012. We did experience numerous smaller catastrophe losses, but none of the current losses were of the magnitude of the Branson, Missouri EF 5 tornado or the rash of tornadoes in Alabama during the spring of 2012. Year-to-date catastrophe losses have added 5.6 percentage points to the combined ratio. Historically, we have priced our products with an annual catastrophe load of 5.0 percentage points, but due to our weather-related experiences over the last several years, we now expect catastrophe losses to account for approximately 6.0 percentage points of our combined ratio. "

The property and casualty insurance segment experienced $16.4 million of favorable development in our net reserves for prior accident years during the second quarter and $40.5 million year-to-date. The second quarter results are slightly less than the amount experienced in second quarter 2012, but year-to-date, favorable development is consistent with our 2012 six-month experience. Development amounts can vary significantly from quarter-to-quarter and year-to-year depending on a number of factors, including the number of claims settled and the settlement terms, and are subject to reallocation between accident years and lines of business. In second quarter 2013, our total reserves remained relatively flat and within our actuarial estimates.

The GAAP combined ratio increased 3.2 percentage points to 99.5 percent for the second quarter, compared to 96.3 percent for the same period of 2012. Year-to-date, the GAAP combined ratio remained consistent at 95.0 percent, compared to 95.1 percent for the same period in 2012.

"Our underlying book of business actually improved during second quarter," stated Ramlo. "The second quarter combined ratio reflects more than four percentage points of reserve strengthening as we continue to transition the Mercer Insurance Company book of business to the more conservative United Fire reserving philosophy. We believe the Mercer Insurance claims review is now nearly complete and will not be a material contributing factor to the loss ratio in future quarters."

Expense Levels

The expense ratio for the second quarter was 31.8 percentage points, compared to 31.2 percentage points for the second quarter of 2012. Year-to-date, the expense ratio was 32.7 percentage points, which is consistent with 32.7 percentage points for the same period in 2012.

Life Segment

Net income for the life insurance segment totaled $2.3 million ($0.09 per share) for the second quarter, compared to $1.4 million ($0.05 per share) for the second quarter of 2012. Year-to-date, net income for the life segment was $4.0 million ($0.16 per share), compared to $3.9 million ($0.15 per share) for the same period in 2012.

Net premiums earned decreased 2.1 percent to $15.8 million for the second quarter, compared to $16.2 million for the second quarter of 2012. Year-to-date, net premiums earned decreased 3.1 percent to $30.0 million, compared to $30.9 million for the same period in 2012. The decline in net premiums earned is due primarily to decreased sales of annuity products with life contingencies.

Net investment income decreased 1.7 percent to $16.7 million for the second quarter, compared to $17.0 million for the second quarter of 2012. Year-to-date, net investment income decreased 8.0 percent to $32.7 million, compared to $35.5 million for the same period in 2012 due to the continued low interest rate environment.

Loss and loss settlement expenses decreased $1.6 million for the second quarter compared to second quarter of 2012. Year-to-date, loss and loss settlement expenses decreased $0.4 million compared to the same period in 2012 due to a decline in policy claims.

The liability for future policy benefits increased in the second quarter due to an improvement in the timing of claims processing, but decreased slightly year-to-date, compared to the same periods in 2012 due to the increase in net withdrawals of annuity products as we continue to achieve a more equal balance between our fixed annuity products and our life insurance products.

Deferred annuity deposits decreased 42.8 percent for the second quarter and 47.8 percent year-to-date, compared with the same periods in 2012 because of reduced guaranteed interest rates on these products.

"We are comfortable with deferred annuity deposit declines at this time," stated Ramlo. "Making our spreads is somewhat challenging given today's economic environment and we would rather forgo annuity sales in favor of whole life policy sales as opposed to raising crediting rates in order to chase annuity sales."

Net cash outflow related to our annuity business was $20.2 million for the quarter and $46.1 million year-to-date, compared to a net cash outflow of $5.3 million and $5.6 million in the same periods in 2012. We attribute this to the activity previously described.

Capital Management

During the second quarter, we declared and paid an $0.18 per share cash dividend to shareholders of record on June 1, 2013. We have paid a quarterly dividend every quarter since March 1968.

Under our share repurchase program, we may purchase United Fire common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at management's discretion and will depend upon a number of factors, including the share price, general economic and market conditions, and corporate and regulatory requirements. We are authorized by the Board of Directors to purchase an additional 1,126,143 shares of common stock under our share repurchase program, which expires in August 2014. During the second quarter, 3,577 shares were repurchased under the program to support our restricted stock award program.

Earnings Call Access Information

An earnings call will be held at 9:00 am central daylight time on August 6, 2013 to allow securities analysts, stockholders and other interested parties the opportunity to hear management discuss the Company's 2013 second quarter results and its expectations for 2013.

Teleconference: Dial-in information for the call is toll-free 1-877-407-8291. The event will be archived and available for digital replay through August 21, 2013. The replay access information is toll-free 1-877-660-6853; conference ID no. 417439.

Webcast: An audio webcast of the teleconference can be accessed at the Company's investor relations page at http://ir.unitedfiregroup.com/events.cfm. The archived audio webcast will be available until August 20, 2013.

Transcript: A transcript of the teleconference will be available on the Company's website soon after the completion of the teleconference.

About United Fire Group, Inc.

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance and selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com. or contact:

Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intends(s)," "plan(s)," "believe(s)" "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item IA "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 4, 2013 and in our report on Form 10-Q for the three months ended March 31, 2013, filed with the SEC on May 8, 2013. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Supplemental Tables

Financial Highlights

(In Thousands Except Shares and Per Share Data)	Three Months Ended June 30,			Six Months Ended June 30,		
	2013	2012	Change %	**2013**	2012	Change %
Revenue Highlights						
Net premiums earned	**$ 186,367**	$ 170,090	9.6 %	**$ 363,184**	$ 331,593	9.5 %
Net investment income	**29,019**	28,749	0.9 %	**55,483**	57,895	(4.2)%
Total revenues	**219,719**	199,646	10.1 %	**425,024**	393,345	8.1 %
Income Statement Data						
Operating income	**12,798**	14,349	(10.8)%	**33,950**	31,717	7.0 %
After-tax net realized investment gains	**2,698**	367	NM	**3,939**	2,183	80.4 %
Net income	**$ 15,496**	$ 14,716	5.3 %	**$ 37,889**	$ 33,900	11.8 %
Diluted Earnings Per Share Data						
Operating income	**$ 0.50**	$ 0.56	(10.7)%	**$ 1.34**	$ 1.24	8.1 %
After-tax net realized investment gains	**0.11**	0.02	NM	**0.15**	0.09	66.7 %
Net income	**$ 0.61**	$ 0.58	5.2 %	**$ 1.49**	$ 1.33	12.0 %
Catastrophe Data						
Pre-tax catastrophe losses	**$ 14,221**	$ 11,955	19.0 %	**$ 18,732**	$ 26,053	(28.1)%
Effect on after-tax earnings per share	**0.36**	0.30	20.0 %	**0.48**	0.66	(27.3)%
Effect on combined ratio	**8.3%**	7.8%	6.4 %	**5.6%**	8.7%	(35.6)%
Combined ratio	**99.5%**	96.3%	3.3 %	**95.0%**	95.1%	(0.1)%
Return on equity				**10.4%**	9.5%	9.5 %
Cash dividends declared per share	**$ 0.18**	$ 0.15	20.0 %	**$ 0.33**	$ 0.30	10.0 %
Diluted weighted average shares outstanding	**25,472,302**	25,558,085	(0.3)%	**25,414,392**	25,579,099	(0.6)%

NM= Not meaningful

Consolidated Income Statement

(In Thousands)	Three Months Ended June 30, 2013		2012		Six Months Ended June 30, 2013		2012	
Revenues								
Net premiums written[(1)]	$	**214,204**	$	196,395	$	**405,437**	$	375,775
Net premiums earned	$	**186,367**	$	170,090	$	**363,184**	$	331,593
Investment income, net of investment expenses		**29,019**		28,749		**55,483**		57,895
Realized investment gains								
Other-than-temporary impairment charges		**—**		(4)		**—**		(4)
All other net realized gains		**4,151**		568		**6,060**		3,362
Net realized investment gains		**4,151**		564		**6,060**		3,358
Other income		**182**		243		**297**		499
Total Revenues	$	**219,719**	$	199,646	$	**425,024**	$	393,345
Benefits, Losses and Expenses								
Losses and loss settlement expenses	$	**120,435**	$	106,766	$	**217,905**	$	198,250
Increase in liability for future policy benefits		**9,869**		8,356		**18,105**		18,494
Amortization of deferred policy acquisition costs		**36,708**		34,179		**74,789**		68,730
Other underwriting expenses		**23,308**		20,541		**45,656**		42,535
Interest on policyholders' accounts		**9,081**		10,627		**18,401**		21,283
Total Benefits, Losses and Expenses	$	**199,401**	$	180,469	$	**374,856**	$	349,292
Income before income taxes		**20,318**		19,177		**50,168**		44,053
Federal income tax expense		**4,822**		4,461		**12,279**		10,153
Net income	$	**15,496**	$	14,716	$	**37,889**	$	33,900

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Consolidated Balance Sheet

(In Thousands)	June 30, 2013		December 31, 2012	
Total invested assets:				
Property and casualty segment	$	**1,379,947**	$	1,343,295
Life insurance segment		**1,643,356**		1,701,068
Total cash and investments		**3,104,092**		3,151,829
Total assets		**3,700,749**		3,694,653
Future policy benefits and losses, claims and loss settlement expenses	$	**2,445,062**	$	2,470,087
Total liabilities		**2,966,366**		2,965,476
Net unrealized investment gains, after-tax	$	**116,173**	$	144,096
Total stockholders' equity		**734,383**		729,177
Property and casualty insurance statutory capital and surplus [(1) (2)]	$	**620,062**	$	585,986
Life insurance statutory capital and surplus[(2)]		**163,249**		158,720

(1) Because United Fire & Casualty Company owns United Life Insurance Company, property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.
(2) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Property & Casualty Insurance Financial Results

(In Thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	**2013**	2012
Revenues				
Net premiums written [(1)]	$ **198,363**	$ 180,237	$ **375,482**	$ 344,870
Net premiums earned	$ **170,527**	$ 153,914	$ **333,228**	$ 300,670
Investment income, net of investment expenses	**12,288**	11,720	**22,773**	22,358
Net realized investment gains (losses)	**3,560**	(629)	**4,589**	551
Other income	**72**	96	**84**	196
Total Revenues	$ **186,447**	$ 165,101	$ **360,674**	$ 323,775
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$ **115,528**	$ 100,220	$ **207,621**	$ 187,530
Amortization of deferred policy acquisition costs	**34,993**	31,882	**71,349**	64,295
Other underwriting expenses	**19,220**	16,153	**37,635**	34,021
Total Benefits, Losses and Expenses	$ **169,741**	$ 148,255	$ **316,605**	$ 285,846
Income before income taxes	$ **16,706**	$ 16,846	$ **44,069**	$ 37,929
Federal income tax expense	**3,511**	3,491	**10,145**	7,938
Net income	$ **13,195**	$ 13,355	$ **33,924**	$ 29,991
GAAP combined ratio:				
Net loss ratio - excluding catastrophes	**59.4%**	57.3%	**56.7%**	53.7%
Catastrophes - effect on net loss ratio	**8.3**	7.8	**5.6**	8.7
Net loss ratio	**67.7%**	65.1%	**62.3%**	62.4%
Expense ratio	**31.8**	31.2	**32.7**	32.7
Combined ratio	**99.5%**	96.3%	**95.0%**	95.1%
Statutory combined ratio: [(1)]				
Net loss ratio - excluding catastrophes	**59.8%**	58.1%	**57.0%**	54.5%
Catastrophes - effect on net loss ratio	**8.3**	7.8	**5.6**	8.7
Net loss ratio	**68.1%**	65.9%	**62.6%**	63.2%
Expense ratio	**28.3**	30.8	**30.9**	30.9
Combined ratio	**96.4%**	96.7%	**93.5%**	94.1%

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Life Insurance Financial Results

(In Thousands)		Three Months Ended June 30,				Six Months Ended June 30,			
		2013		2012		**2013**		2012	
Revenues									
Net premiums written [(1)]	$	**15,841**	$	16,158	$	**29,955**	$	30,905	
Net premiums earned	$	**15,840**	$	16,176	$	**29,956**	$	30,923	
Investment income, net of investment expenses		**16,731**		17,029		**32,710**		35,537	
Net realized investment gains									
Other-than-temporary impairment charges		—		(4)		—		(4)	
All other net realized gains		**591**		1,197		**1,471**		2,811	
Net realized investment gains		**591**		1,193		**1,471**		2,807	
Other income		**110**		147		**213**		303	
Total Revenues	$	**33,272**	$	34,545	$	**64,350**	$	69,570	
Benefits, Losses and Expenses									
Losses and loss settlement expenses	$	**4,907**	$	6,546	$	**10,284**	$	10,720	
Increase in liability for future policy benefits		**9,869**		8,356		**18,105**		18,494	
Amortization of deferred policy acquisition costs		**1,715**		2,297		**3,440**		4,435	
Other underwriting expenses		**4,088**		4,388		**8,021**		8,514	
Interest on policyholders' accounts		**9,081**		10,627		**18,401**		21,283	
Total Benefits, Losses and Expenses	$	**29,660**	$	32,214	$	**58,251**	$	63,446	
Income before income taxes	$	**3,612**	$	2,331	$	**6,099**	$	6,124	
Federal income tax expense		**1,311**		970		**2,134**		2,215	
Net income	$	**2,301**	$	1,361	$	**3,965**	$	3,909	

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Net Premiums Written by Line of Business

	Three Months Ended June 30,				Six Months Ended June 30,			
	2013		2012		**2013**		2012	
(In Thousands)								
Net Premiums Written								
Commercial lines:								
Other liability [1]	$	**59,193**	$	58,586	$	**111,141**	$	110,104
Fire and allied lines [2]		**46,676**		37,322		**88,160**		72,887
Automobile		**42,062**		39,709		**78,254**		74,543
Workers' compensation		**21,669**		18,639		**47,437**		40,368
Fidelity and surety		**5,570**		6,023		**9,956**		10,011
Miscellaneous		**621**		263		**1,319**		552
Total commercial lines	$	**175,791**	$	160,542	$	**336,267**	$	308,465
Personal lines:								
Fire and allied lines [3]	$	**11,786**	$	10,764	$	**20,929**	$	20,039
Automobile		**5,815**		5,309		**11,211**		10,678
Miscellaneous		**273**		250		**495**		484
Total personal lines	$	**17,874**	$	16,323	$	**32,635**	$	31,201
Reinsurance assumed		**4,698**		3,372		**6,580**		5,204
Total	$	**198,363**	$	180,237	$	**375,482**	$	344,870

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Net Premiums Earned, Losses and Loss Settlement Expenses and Loss Ratio by Line of Business

Three Months Ended June 30,		2013				2012	
(In Thousands) Unaudited		Net Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio		Net Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines								
Other liability	$	49,175	$ 28,618	58.2%	$	48,597	$ 19,866	40.9%
Fire and allied lines		39,416	26,093	66.2		32,245	31,489	97.7
Automobile		36,025	28,777	79.9		33,089	27,919	84.4
Workers' compensation		20,159	14,477	71.8		16,853	7,835	46.5
Fidelity and surety		4,048	(974)	(24.1)		4,118	(311)	(7.6)
Miscellaneous		517	45	8.7		245	63	25.7
Total commercial lines	$	149,340	$ 97,036	65.0%	$	135,147	$ 86,861	64.3%
Personal lines								
Fire and allied lines	$	10,689	$ 10,765	100.7%	$	10,079	$ 7,257	72.0%
Automobile		5,515	4,367	79.2		5,056	4,301	85.1
Miscellaneous		235	667	NM		234	(69)	(29.5)
Total personal lines	$	16,439	$ 15,799	96.1%	$	15,369	$ 11,489	74.8%
Reinsurance assumed	$	4,748	$ 2,693	56.7%	$	3,398	$ 1,870	55.0%
Total	$	170,527	$ 115,528	67.7%	$	153,914	$ 100,220	65.1%

NM= Not meaningful

Net Premiums Earned, Losses and Loss Settlement Expenses and Loss Ratio by Line of Business

Six Months Ended June 30,		2013				2012	
(In Thousands) Unaudited		Net Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio		Net Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines								
Other liability	$	94,504	$ 49,315	52.2%	$	94,717	$ 42,214	44.6%
Fire and allied lines		80,390	44,694	55.6		63,791	57,331	89.9
Automobile		70,983	54,950	77.4		64,698	51,188	79.1
Workers' compensation		39,267	30,840	78.5		32,462	13,327	41.1
Fidelity and surety		8,807	(680)	(7.7)		8,415	(355)	(4.2)
Miscellaneous		562	659	117.3		477	64	13.4
Total commercial lines	$	294,513	$ 179,778	61.0%	$	264,560	$ 163,769	61.9%
Personal lines								
Fire and allied lines	$	21,125	$ 16,966	80.3%	$	20,232	$ 10,875	53.8%
Automobile		10,861	7,562	69.6		10,185	7,437	73.0
Miscellaneous		288	901	NM		456	116	25.4
Total personal lines	$	32,274	$ 25,429	78.8%	$	30,873	$ 18,428	59.7%
Reinsurance assumed	$	6,441	$ 2,414	37.5%	$	5,237	$ 5,333	101.8%
Total	$	333,228	$ 207,621	62.3%	$	300,670	$ 187,530	62.4%

NM= Not meaningful